United States securities and exchange commission logo





                            December 20, 2021

       Jack Kong
       Chairman
       Nano Labs Ltd
       30th Floor Dikaiyinzuo
       No. 29, East Jiefang Road
       Hangzhou, Zhejiang
       People's Republic of China

                                                        Re: Nano Labs Ltd.
                                                            Amendment No. 3 to
Draft Registration Statement on Form S-1
                                                            Submitted December
6, 2021
                                                            File No. 377-05474

       Dear Mr. Kong:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 23, 2021 letter.

       Form F-1 Amendment 3 filed December 6, 2021

       Prospectus Summary, page 1

   1. We note your response to prior comment 1. Please revise to disclose the consequences to you and your investors
if you do not receive or maintain the approvals, inadvertently conclude that such
approvals are not required, or applicable laws, regulations, or interpretations change
and you are required to obtain approval in the future.
       Your rights to pursue claims, page 62

   2. We note your response to prior comment 4. Please revise your disclosure to state whether
 Jack Kong
Nano Labs Ltd
December 20, 2021
Page 2
      the enforcement provisions of the deposit agreement apply to claims arising before or after withdrawal of the deposited securities.
       You may contact Effie Simpson at 202-551-3346 or Jean Yu at 202-551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact
Erin Donahue at 202-551-6001 or Geoffrey Kruczek at 202-551-3641 with any other questions.



                                                           Sincerely,
FirstName LastNameJack Kong
                                                           Division of
Corporation Finance
Comapany NameNano Labs Ltd
                                                           Office of
Manufacturing
December 20, 2021 Page 2
cc:       Dan Ouyang
FirstName LastName